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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR,
NON-EXECUTIVE DIRECTOR AND MEMBERS OF COMPENSATION COMMITTEE AND CHANGE OF CHAIRMAN OF COMPENSATION
COMMITTEE

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”, together with its subsidiaries, the “Group”) announces that with effect from February 14, 2017:

1.	Dr. Jason Jingsheng Cong (“Dr. Cong”) has been appointed as a Class III independent non-executive director;

2.	Dr. Tong Guohua (“Dr. Tong”), a candidate nominated by the Datang Telecom Technology & Industry Holdings Co., Ltd., has been appointed as a Class I non-executive director and a member of the Compensation Committee of the Company (the “Compensation Committee”);

3.	Dr. Shang-yi Chiang, an independent non-executive director of the Company, has been appointed as a member of the Compensation Committee;

4.	Mr. Lip-Bu Tan, an independent non-executive director of the Company, has ceased to be the Chairman of the Compensation Committee, and will continue to serve as a member of the Compensation Committee; and

5.	Mr. William Tudor Brown, an independent non-executive director of the Company, has been appointed as the Chairman of the Compensation Committee.

The brief biography of Dr. Cong and Dr. Tong are as follows:

Dr. Cong, age 53, received his B.S. degree in computer science from Peking University in 1985, his M.S. and Ph. D. degrees in computer science from the University of Illinois at Urbana-Champaign in 1987 and 1990, respectively. He is currently serving as a Chancellor’s Professor at the Computer Science Department of University of California, Los Angeles, the Director of Center for Domain-Specific Computing, and the Director of VLSI Architecture, Synthesis and Technology (VAST) Laboratory. He served as the chair of the UCLA Computer Science Department from 2005 to 2008. He has served as an Associate Vice Provost for Internationalization and a co-director of the Peking University-UCLA Joint Research Institute since 2009. On 8 February 2017, Dr. Cong’s was elected as a member of the US National Academy of Engineering.  Dr. Cong is the Co-founder and Chief Scientific Advisor of Falcon Computing Solutions Inc., and currently he is serving as its Chairman of Board of Directors. He is currently also a director of Inspirit, Inc. In addition, he is a distinguished visiting professor at Peking University and the Director of PKU Center for Energy-Efficient Computing and Applications (CECA). Dr. Cong’s research interests include electronic design automation and energy-efficient computing. He has published over 400 research papers in these areas. He received 10 Best Paper Awards and three 10-Year Retrospective Most Influential Paper Awards. He received the 2011 ACM/IEEE A. Richard Newton Technical Impact Award in Electric Design Automation “for pioneering work on technology mapping for FPGA that has made significant impact on the FPGA research community and industry”. He was elected IEEE Fellow in 2000 and ACM Fellow in 2008. He received the 2010 IEEE Circuits and System (CAS) Society Technical Achievement Award and the 2016 IEEE Computer Society Technical Achievement Award. He is the only scientist who has received a Technical Achievement Award from both the IEEE CAS Society and the Computer Society. Dr. Cong is also an outstanding educator. Dr. Cong has taught 35 PhD students. Nine of them are now faculty members in major research universities worldwide, including Cornell University, Georgia Tech., Peking University, Purdue, SUNY Binghamton, UCLA, UIUC and UT Austin. Also, four of Dr. Cong’s PhD students were co-founders, together with Dr. Cong, of three startups originated from UCLA, including Aplus Design Technologies (acquired by Magma in 2003, now under Synopsys), AutoESL (acquired by Xilinx in 2011) and Falcon Computing Solutions (for customized computing of big-data applications). Others hold key R&D or management positions in various companies related to the information technologies, such as Amazon, Arista, Bloomberg, Broadcom, Cadence, Facebook, Google, IBM, Intel, Micron, Synopsys and Xilinx.

Dr. Cong will enter into a service contract (the “Service Contract”) with the Company for a term commencing on 14 February 2017 and ending on the next following annual general meeting of the Company (the “2017 AGM”) after his appointment. Dr. Cong will be subject to re-election by the shareholders of the Company at the 2017 AGM pursuant to Article 126 of the Articles of Association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the Articles of Association of the Company.

As an independent non-executive director of the Company, Dr. Cong is entitled to an annual cash compensation of US$40,000, options to subscribe for 187,500 ordinary shares of the Company and 187,500 restricted share units to be granted in accordance with the Service Contract. Dr. Cong’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Dr. Cong is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), nor does he has any relationships with any directors, senior management, substantial or controlling shareholders of the Company. Dr. Cong does not hold any other positions with the Company and other members of the Group.

Save for the information disclosed above, there is no other information relating to Dr. Cong’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

Dr. Tong, age 59, is a professorate senior engineer and doctoral tutor of the School of Public Administration of Huazhong University of Science and Technology.  Dr. Tong  became President and Secretary of Party of China Academy of Telecommunications Technology as well as President and Executive Director of Datang Telecom Technology & Industry Holdings Co., Ltd. in July 2016. He began working in August 1974 and was President and Secretary of Party of Wuhan Institute of Posts and Telecommunications from November 2004.

Dr. Tong has been elected as a “National Model Worker” and he was the representative of the eleventh and twelfth National People’s Congress.  Dr. Tong was awarded the title “Young Experts with Outstanding Contributions of Hubei Province” in 2004. In 2006, he was awarded as one of the “Top Ten Outstanding Entrepreneurs in the Brand Building of China”, “Outstanding Employee Representative of Hubei Province” and “Entrepreneur with Outstanding Contribution of Wuhan City”. In 2007, Dr. Tong was named “China’s Information Industry Person of the Year” and awarded as a “Person with Outstanding Contribution in Brand Building of Wuhan Region”. In 2008, he was awarded “Innovative Economic Contribution Prize of Hubei Province” and he was named one of the “Top 10 Most Important People in the 30 Years’ Reform and Development of State-owned Enterprises of Hubei Province”. In 2009, he was named as an “Outstanding Entrepreneur of Wuhan City.”

Dr. Tong graduated from Wuhan University in 1982 with a bachelor’s degree in chemistry. He received a master’s degree in science and technology management from Fudan University in 1990. In 2002, he received his doctoral degree in management from Huazhong University of Science and Technology.

Dr. Tong will enter into a service contract (the “Service Contract”) with the Company for a term commencing on 14 February 2017 and ending on the 2017 AGM. Dr. Tong will be subject to re-election by the shareholders of the Company at the 2017 AGM pursuant to Article 126 of the Articles of Association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the Articles of Association of the Company.

As a non-executive director of the Company, Dr. Tong is entitled to an annual cash compensation of US$45,000 comprising US$40,000 for serving as a non-executive Director and US$5,000 for serving as a member of the Compensation Committee, options to subscribe for 187,500 ordinary shares of the Company and 187,500 restricted share units to be granted in accordance with the Service Contract. Dr. Tong’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Dr. Tong is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

As at the date of this announcement, save for the fact that Dr. Tong is the President and Secretary of Party of China Academy of Telecommunications Technology as well as the President and Executive Director of Datang Telecom Technology & Industry Holdings Co., Ltd., Dr. Tong did not have any relationships with any directors, senior management, other substantial or controlling shareholders of the Company. Save as disclosed above, Dr. Tong does not hold any other positions with the Company and other members of the Group as at the date of this announcement.

Save for the information disclosed above, there is no other information relating to Dr. Tong’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 14 February 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang
Shang-yi Chiang
Jason Jingsheng Cong